Registration No.  333-121280
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 927

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 18, 2005 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                       Energy Portfolio, Series 16
                    Equity Income Portfolio, Series 7
                     Financials Portfolio, Series 17
                   Pharmaceutical Portfolio, Series 18
                   Precious Metals Portfolio, Series 3
                     Technology Portfolio, Series 21

                                 FT 927

FT 927 is a series of a unit investment trust, the FT Series. FT 927 consists of six separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


             The date of this prospectus is January 18, 2005

                             Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Registered Public Accounting Firm  6
Statements of Net Assets                                 7
Schedules of Investments                                 9
The FT Series                                           16
Portfolios                                              16
Risk Factors                                            20
Public Offering                                         21
Distribution of Units                                   24
The Sponsor's Profits                                   25
The Secondary Market                                    25
How We Purchase Units                                   25
Expenses and Charges                                    26
Tax Status                                              26
Retirement Plans                                        28
Rights of Unit Holders                                  28
Income and Capital Distributions                        28
Redeeming Your Units                                    29
Removing Securities from a Trust                        30
Amending or Terminating the Indenture                   31
Information on the Sponsor, Trustee and Evaluator       31
Other Information                                       32

                     Summary of Essential Information

                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                            Energy          Equity Income    Financials
                                                                            Portfolio       Portfolio        Portfolio
                                                                            Series 16       Series 7         Series 17
                                                                            _________       _________       __________
Initial Number of Units (1)                                                     15,001          14,996          14,994
Fractional Undivided Interest in the Trust per Unit (1)                       1/15,001        1/14,996        1/14,994
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)          $    9.900      $    9.900      $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit
       (5.00% of the net amount invested, exclusive of the deferred sales
       charge and creation and development fee) (3)                         $     .495      $     .495      $     .495
    Less Deferred Sales Charge per Unit                                     $    (.345)     $    (.345)     $    (.345)
    Less Creation and Development Fee per Unit                              $    (.050)     $    (.050)     $    (.050)
Public Offering Price per Unit (4)                                          $   10.000      $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $    9.555      $    9.555      $    9.555
Redemption Price per Unit (based on aggregate underlying value of
    Securities less deferred sales charge) (5)                              $    9.555      $    9.555      $    9.555
Estimated Net Annual Distribution per Unit for the first year (6)                 N.A.      $    .3437            N.A.
Cash CUSIP Number                                                           30268J 672      30268J 870      30268J 714
Reinvestment CUSIP Number                                                   30268J 680      30268J 888      30268J 722
Fee Accounts Cash CUSIP Number                                              30268J 698      30268K 109      30268J 730
Fee Accounts Reinvestment CUSIP Number                                      30268J 706      30268K 117      30268J 748
Security Code                                                                   028529          028549          028533
Ticker Symbol                                                                   FENJAX          FEQIJX          FFSJAX

First Settlement Date                     January 21, 2005
Mandatory Termination Date (7)            January 18, 2010
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2005 for all portfolios except Equity Income Portfolio, Series 7; and the fifteenth day of each month for Equity Income Portfolio, Series 7, commencing February 15, 2005.
Income Distribution Date (6)              Last day of each June and December, commencing June 30, 2005 for all portfolios except Equity Income Portfolio, Series 7; and the last day of each month for
                                          Equity Income Portfolio, Series 7, commencing February 28, 2005.

_____________

See "Notes to Summary of Essential Information" on page 4.

                    Summary of Essential Information

                                 FT 927


At the Opening of Business on the Initial Date of Deposit-January 18, 2005


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  The Bank of New York
                  Evaluator:  First Trust Advisors L.P.

                                                                            Pharmaceutical    Precious Metals   Technology
                                                                            Portfolio         Portfolio         Portfolio
                                                                            Series 18         Series 3          Series 21
                                                                            __________        __________        __________
Initial Number of Units (1)                                                     15,011            14,999            15,003
Fractional Undivided Interest in the Trust per Unit (1)                       1/15,011          1/14,999          1/15,003
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)          $    9.900        $    9.900        $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit
       (5.00% of the net amount invested, exclusive of the deferred sales
       charge and creation and development fee) (3)                         $     .495        $     .495        $     .495
    Less Deferred Sales Charge per Unit                                     $    (.345)       $    (.345)       $    (.345)
    Less Creation and Development Fee per Unit                              $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                          $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $    9.555        $    9.555        $    9.555
Redemption Price per Unit (based on aggregate underlying value of
    Securities less deferred sales charge) (5)                              $    9.555        $    9.555        $    9.555
Cash CUSIP Number                                                           30268J 755        30268J 797        30268J 839
Reinvestment CUSIP Number                                                   30268J 763        30268J 805        30268J 847
Fee Accounts Cash CUSIP Number                                              30268J 771        30268J 813        30268J 854
Fee Accounts Reinvestment CUSIP Number                                      30268J 789        30268J 821        30268J 862
Security Code                                                                   028537            028541            028545
Ticker Symbol                                                                   FPHJAX            FPMJAX            FTCJAX

First Settlement Date                     January 21, 2005
Mandatory Termination Date (7)            January 18, 2010
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2005.
Income Distribution Date (6)              Last day of each June and December, commencing June 30, 2005.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The estimated net annual distribution for subsequent years for Equity Income Portfolio, Series 7, $.3354, is expected to be less than the amount for the first year because a portion of the Securities included in the Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. The actual net annual distribution you receive will vary from that set forth above with changes in such Trust's fees and expenses, in dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                            1.00%(a)       $.100
Deferred sales charge                                                                           3.45%(b)       $.345
Creation and development fee                                                                    0.50%(c)       $.050
                                                                                                _______        _______
Maximum Sales Charge (including creation and development fee)                                   4.95%          $.495
                                                                                                =======        =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                    .290%(d)       $.0290
                                                                                                =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .082%          $.0080
Trustee's fee and other operating expenses                                                      .171%(f)(g)    $.0168
                                                                                                _______        _______
Total                                                                                           .253%          $.0248
                                                                                                =======        =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                       1 Year     3 Years     5 Years
                                                       ______     _______     _______
Energy Portfolio, Series 16                            $549       $601        $657
Equity Income Portfolio, Series 7                       550        601         658
Financials Portfolio, Series 17                         549        601         657
Pharmaceutical Portfolio, Series 18                     549        601         657
Precious Metals Portfolio, Series 3                     549        601         657
Technology Portfolio, Series 21                         549        601         657

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit for each Trust which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2005.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to its monthly distribution of income, the Trustee's fees and other operating expenses for Equity Income Portfolio, Series 7 are estimated to be 0.173%, or $.0170 per Unit. This increases total estimated annual operating expenses for Equity Income Portfolio, Series 7 to 0.255%, or $.0250 per Unit.

                Report of Independent Registered
                    Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 927


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 927, comprising Energy Portfolio, Series 16; Equity Income Portfolio, Series 7; Financials Portfolio, Series 17; Pharmaceutical Portfolio, Series 18; Precious Metals Portfolio, Series 3; and Technology Portfolio, Series 21 (collectively, the "Trusts") as of the opening of business on January 18, 2005 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January 18, 2005, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 927, comprising Energy Portfolio, Series 16; Equity Income Portfolio, Series 7; Financials Portfolio, Series 17; Pharmaceutical Portfolio, Series 18; Precious Metals Portfolio, Series 3; and Technology Portfolio, Series 21, at the opening of business on January 18, 2005 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
January 18, 2005

                        Statements of Net Assets

                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                                                                     Energy              Equity Income       Financials
                                                                     Portfolio           Portfolio           Portfolio
                                                                     Series 16           Series 7            Series 17
                                                                     __________          __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $148,510            $148,463            $148,437
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (435)               (435)               (435)
Less liability for deferred sales charge (4)                           (5,175)             (5,174)             (5,173)
Less liability for creation and development fee (5)                      (750)               (750)               (750)
                                                                     __________          __________          __________
Net assets                                                           $142,150            $142,104            $142,079
                                                                     ==========          ==========          ==========
Units outstanding                                                      15,001              14,996              14,994
Net asset value per Unit (6)                                         $  9.476            $  9.476            $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $150,010            $149,962            $149,936
Less maximum sales charge (7)                                          (7,425)             (7,423)             (7,422)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (435)               (435)               (435)
                                                                     __________          __________          __________
Net assets                                                           $142,150            $142,104            $142,079
                                                                     ==========          ==========          ==========

_____________

See "Notes to Statements of Net Assets" on page 8.

                       Statements of Net Assets

                                 FT 927


At the Opening of Business on the Initial Date of Deposit-January 18, 2005


                                                                      Pharmaceutical      Precious Metals     Technology
                                                                      Portfolio           Portfolio           Portfolio
                                                                      Series 18           Series 3            Series 21
                                                                      __________          __________          __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                      $148,610            $148,486            $148,527
Less liability for reimbursement to Sponsor
   for organization costs (3)                                             (435)               (435)               (435)
Less liability for deferred sales charge (4)                            (5,179)             (5,175)             (5,176)
Less liability for creation and development fee (5)                       (751)               (750)               (750)
                                                                      _________           _________           _________
Net assets                                                            $142,245            $142,126            $142,166
                                                                      =========           =========           =========
Units outstanding                                                       15,011              14,999              15,003
Net asset value per Unit (6)                                          $  9.476            $  9.476            $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                 $150,111            $149,986            $150,027
Less maximum sales charge (7)                                           (7,431)             (7,425)             (7,426)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (435)                (435)               (435)
                                                                      _________           _________           _________
Net assets                                                            $142,245            $142,126            $142,166
                                                                      =========           =========           =========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Bank of New York, of which aproximately $900,000 will be allocated among the six Trusts in FT 927, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from each Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on July 20, 2005 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2005. If Unit holders redeem their Units before September 20, 2005 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit for each Trust (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

Page 5


                          Schedule of Investments

                       Energy Portfolio, Series 16
                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(4)                             Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
              Oil & Gas-Drilling (12%):
              _______________________________
 114          NE         Noble Corporation                                        4%            $ 52.28          $  5,960
 321          PTEN       Patterson-UTI Energy, Inc.                               4%              18.52             5,945
  93          PDS        Precision Drilling Corporation (3)                       4%              63.99             5,951

              Oil & Gas-Exploration & Production (24%):
              _______________________________________________
 114          APA        Apache Corporation                                       4%              52.08             5,937
 137          CNQ        Canadian Natural Resources Ltd. (3)                      4%              43.41             5,947
 154          DVN        Devon Energy Corporation                                 4%              38.55             5,937
 107          THX        The Houston Exploration Company                          4%              55.70             5,960
 167          PXD        Pioneer Natural Resources Company                        4%              35.49             5,927
 170          XTO        XTO Energy, Inc.                                         4%              34.89             5,931

              Oil-Field Equipment & Services (20%):
              _______________________________________________
 130          BJS        BJ Services Company                                      4%              45.71             5,942
 148          CDIS       Cal Dive International, Inc.                             4%              40.12             5,938
 193          MVK        Maverick Tube Corporation                                4%              30.81             5,946
 165          NOI        National-Oilwell, Inc.                                   4%              35.96             5,933
 113          WFT        Weatherford International, Ltd.                          4%              52.50             5,933

              Oil-Integrated (40%):
              ___________________________
 103          BP         BP Plc (ADR)                                             4%              57.94             5,968
 114          CVX        ChevronTexaco Corporation                                4%              52.30             5,962
  67          COP        ConocoPhillips                                           4%              89.02             5,964
  49          E          Eni SpA (ADR)                                            4%             120.53             5,906
 116          XOM        Exxon Mobil Corporation                                  4%              51.07             5,924
 155          MRO        Marathon Oil Corporation                                 4%              38.30             5,937
 119          PCZ        Petro-Canada (3)                                         4%              49.74             5,919
 152          PBR        Petroleo Brasileiro S.A. (ADR)                           4%              39.11             5,945
 106          RD         Royal Dutch Petroleum Company (3)                        4%              55.90             5,925
  56          TOT        Total S.A. (ADR)                                         4%             105.68             5,918

              Oil-Refining & Marketing (4%):
              ___________________________
 124          VLO        Valero Energy Corporation                                4%              48.02             5,955
                                                                              _______                            _______
                               Total Investments                                100%                             $148,510
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 15.

                         Schedule of Investments

                    Equity Income Portfolio, Series 7
                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(4)                             Offering Price    Share            the Trust (2)
_________     _____________________________________                           _________         ______           _________
              Consumer-Staples (12%):
              _______________________________
  94          MO         Altria Group, Inc.                                       4%            $ 63.35          $  5,955
  74          RAI        Reynolds American Inc.                                   4%              79.74             5,901
 249          SLE        Sara Lee Corporation                                     4%              23.85             5,939

              Energy (20%):
              _______________________________
 114          CVX        ChevronTexaco Corporation                                4%              52.30             5,962
  67          COP        ConocoPhillips                                           4%              89.02             5,964
  83          KMI        Kinder Morgan, Inc.                                      4%              71.57             5,940
 155          MRO        Marathon Oil Corporation                                 4%              38.30             5,937
 106          RD         Royal Dutch Petroleum Company (3)                        4%              55.90             5,925

              Financial Services (36%):
              _______________________________
 132          BAC        Bank of America Corporation                              4%              44.89             5,926
 125          C          Citigroup Inc.                                           4%              47.50             5,938
 141          FHN        First Horizon National Corporation                       4%              42.18             5,947
 157          JPM        JPMorgan Chase & Co.                                     4%              37.81             5,936
 169          NCC        National City Corporation                                4%              35.22             5,952
 197          USB        U.S. Bancorp                                             4%              30.19             5,947
 115          WB         Wachovia Corporation                                     4%              51.53             5,926
 144          WM         Washington Mutual, Inc.                                  4%              41.32             5,950
  98          WFC        Wells Fargo & Company                                    4%              60.69             5,948

              Healthcare (8%):
              _______________________________
 243          BMY        Bristol-Myers Squibb Company                             4%              24.43             5,937
 192          MRK        Merck & Co., Inc.                                        4%              30.87             5,927

              Telecommunication Services (12%):
              _______________________________
 222          BLS        BellSouth Corporation                                    4%              26.74             5,936
 243          SBC        SBC Communications Inc.                                  4%              24.41             5,932
 161          VZ         Verizon Communications Inc.                              4%              36.84             5,931

              Utilities (12%):
              _______________________________
 147          CIN        Cinergy Corp.                                            4%              40.52             5,957
 139          PNW        Pinnacle West Capital Corporation                        4%              42.60             5,921
 180          SO         The Southern Company                                     4%              32.94             5,929
                                                                              _______                            _______
                               Total Investments                                100%                             $148,463
                                                                              ======                             ======

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                     Financials Portfolio, Series 17
                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)(4)                                 Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
              Banks & Thrifts (33.35%):
              _________________________
 110          BAC        Bank of America Corporation                               3.33%            $ 44.89      $  4,938
 117          FHN        First Horizon National Corporation                        3.33%              42.18         4,935
  82          GDW        Golden West Financial Corporation                         3.34%              60.50         4,961
 142          NDE        IndyMac Bancorp, Inc.                                     3.33%              34.75         4,935
 183          NFB        North Fork Bancorporation, Inc.                           3.33%              27.02         4,945
 181          BPOP       Popular, Inc. (3)                                         3.33%              27.33         4,947
 171          TCB        TCF Financial Corporation                                 3.34%              29.00         4,959
 164          USB        U.S. Bancorp                                              3.34%              30.19         4,951
  96          WB         Wachovia Corporation                                      3.33%              51.53         4,947
  82          WFC        Wells Fargo & Company                                     3.35%              60.69         4,977

              Financial Services (16.66%):
              _________________________
  60          COF        Capital One Financial Corporation                         3.32%              82.12         4,927
 104          C          Citigroup Inc.                                            3.33%              47.50         4,940
 135          CFC        Countrywide Financial Corporation                         3.34%              36.75         4,961
 131          JPM        JPMorgan Chase & Co.                                      3.34%              37.81         4,953
 183          KRB        MBNA Corporation                                          3.33%              27.01         4,943

              Insurance (33.38%):
              _________________________
 125          AFL        AFLAC Incorporated                                        3.34%              39.65         4,956
  96          ALL        The Allstate Corporation                                  3.33%              51.49         4,943
  62          ABK        Ambac Financial Group, Inc.                               3.34%              79.89         4,953
  75          AIG        American International Group, Inc.                        3.34%              66.14         4,961
  56          RE         Everest Re Group, Ltd. (3)                                3.36%              89.05         4,987
 171          ING        ING Groep N.V. (ADR)                                      3.34%              28.97         4,954
  81          MBI        MBIA Inc.                                                 3.31%              60.74         4,920
 111          MFC        Manulife Financial Corporation (3)                        3.33%              44.57         4,947
 124          MET        MetLife, Inc.                                             3.35%              40.07         4,969
 204          ORI        Old Republic International Corporation                    3.34%              24.30         4,957

              Investment Services (16.61%):
              _________________________
  49          BSC        The Bear Stearns Companies Inc.                           3.32%             100.59         4,929
  47          GS         The Goldman Sachs Group, Inc.                             3.30%             104.22         4,898
  55          LEH        Lehman Brothers Holdings Inc.                             3.32%              89.68         4,932
  85          MER        Merrill Lynch & Co., Inc.                                 3.35%              58.57         4,978
  88          MWD        Morgan Stanley                                            3.32%              56.07         4,934
                                                                                  ______                         _________
                               Total Investments                                  100.00%                        $148,437
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                   Pharmaceutical Portfolio, Series 18
                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(4)                             Offering Price    Share            the Trust (2)
______        _____________________________                                   _________         ______           _________
              Healthcare (100%):
              _____________________________
 161          ABT        Abbott Laboratories                                      5%            $46.25           $  7,446
  95          ACL        Alcon, Inc. (3)                                          5%             78.55              7,462
 117          AMGN       Amgen Inc.                                               5%             63.73              7,456
 210          AZN        AstraZeneca Plc (ADR)                                    5%             35.41              7,436
 158          BRL        Barr Pharmaceuticals Inc.                                5%             46.95              7,418
 112          BIIB       Biogen Idec Inc.                                         5%             66.58              7,457
 304          BMY        Bristol-Myers Squibb Company                             5%             24.43              7,427
 130          LLY        Eli Lilly and Company                                    5%             57.25              7,442
 366          ENDP       Endo Pharmaceuticals Holdings Inc.                       5%             20.29              7,426
 176          FRX        Forest Laboratories, Inc.                                5%             42.17              7,422
 163          GSK        GlaxoSmithKline Plc (ADR)                                5%             45.46              7,410
 118          JNJ        Johnson & Johnson                                        5%             62.70              7,399
 241          MRK        Merck & Co., Inc.                                        5%             30.87              7,440
 154          NVS        Novartis AG (ADR)                                        5%             48.26              7,432
 143          NVO        Novo Nordisk A/S (ADR)                                   5%             51.84              7,413
 294          PFE        Pfizer Inc.                                              5%             25.25              7,424
 196          SNY        Sanofi-Aventis (ADR)                                     5%             37.92              7,432
 214          SHPGY      Shire Pharmaceuticals Group Plc (ADR)                    5%             34.62              7,409
 260          TEVA       Teva Pharmaceutical Industries Ltd. (ADR)                5%             28.53              7,418
 176          WYE        Wyeth                                                    5%             42.28              7,441
                                                                              ______                             _________
                               Total Investments                                100%                             $148,610
                                                                              ======                             ========

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                   Precious Metals Portfolio, Series 3
                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)(4)                             Offering Price    Share            the Trust (2)
______        _____________________________                                   _________         ______           _________
              Materials (100%):
              _________________________
 585          AEM        Agnico-Eagle Mines Limited (3)                           5%            $12.69           $  7,424
 319          AAUK       Anglo American Plc (ADR)                                 5%             23.28              7,426
 222          AU         AngloGold Ashanti Limited (ADR)                          5%             33.41              7,417
 335          ABX        Barrick Gold Corporation (3)                             5%             22.15              7,420
2,633         BGO        Bema Gold Corporation (3)                                5%              2.82              7,425
2,068         CDE        Coeur d'Alene Mines Corporation                          5%              3.59              7,424
 345          BVN        Compania de Minas Buenaventura S.A. (ADR)                5%             21.54              7,431
2,740         EGO        Eldorado Gold Corporation (3)                            5%              2.71              7,425
 203          FCX        Freeport-McMoran Copper & Gold, Inc. (Class B)           5%             36.61              7,432
 466          GLG        Glamis Gold Ltd.                                         5%             15.95              7,433
2,023         GSS        Golden Star Resources Ltd.                               5%              3.67              7,424
 828          HMY        Harmony Gold Mining Company Limited (ADR)                5%              8.97              7,427
1,215         IAG        IAMGOLD Corporation (3)                                  5%              6.11              7,424
1,115         KGC        Kinross Gold Corporation (3)                             5%              6.66              7,426
 425          MDG        Meridian Gold Inc.                                       5%             17.47              7,425
 177          NEM        Newmont Mining Corporation                               5%             41.87              7,411
 505          PAAS       Pan American Silver Corporation (3)                      5%             14.69              7,419
 419          PDG        Placer Dome Inc. (3)                                     5%             17.71              7,421
 734          GOLD       Randgold Resources Limited (ADR)                         5%             10.12              7,428
 725          SWC        Stillwater Mining Company                                5%             10.24              7,424
                                                                              ______                             _________
                               Total Investments                                100%                             $148,486
                                                                              ======                             ========

_____________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                     Technology Portfolio, Series 21
                                 FT 927


                    At the Opening of Business on the
                Initial Date of Deposit-January 18, 2005


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)(4)                                 Offering Price    Share        the Trust (2)
______        _____________________________                                       _________         ______       _________
              Communications Equipment (8%):
              ___________________________
 390          NOK        Nokia Oyj (ADR)                                              4%            $15.24       $  5,944
 141          QCOM       QUALCOMM Inc.                                                4%             42.22          5,953

              Computers & Peripherals (16%):
              ___________________________
 148          DELL       Dell Inc.                                                    4%             40.26          5,958
 432          EMC        EMC Corporation                                              4%             13.75          5,940
  71          LXK        Lexmark International, Inc.                                  4%             83.56          5,933
 239          SNDK       SanDisk Corporation                                          4%             24.90          5,951

              Computer Software & Services (44%):
              ___________________________
 226          ACN        Accenture Ltd. (3)                                           4%             26.29          5,942
 102          ADBE       Adobe Systems Incorporated                                   4%             58.23          5,939
 105          ACS        Affiliated Computer Services, Inc. (Class A)                 4%             56.51          5,934
 258          CHKP       Check Point Software Technologies Ltd. (3)                   4%             23.03          5,942
 139          COGN       Cognos, Inc. (3)                                             4%             42.78          5,946
  99          ERTS       Electronic Arts Inc.                                         4%             59.84          5,924
 227          MSFT       Microsoft Corporation                                        4%             26.13          5,932
 436          ORCL       Oracle Corporation                                           4%             13.63          5,943
 145          SAP        SAP AG (ADR)                                                 4%             41.10          5,959
 220          SDS        SunGard Data Systems Inc.                                    4%             26.96          5,931
 242          SYMC       Symantec Corporation                                         4%             24.57          5,946

              Networking Products (8%):
              ___________________________
 315          CSCO       Cisco Systems, Inc.                                          4%             18.87          5,944
 223          JNPR       Juniper Networks, Inc.                                       4%             26.60          5,932

              Semiconductors & Semiconductor Equipment  (24%):
              ___________________________________________
 359          AMAT       Applied Materials, Inc.                                      4%             16.53          5,934
 187          BRCM       Broadcom Corporation (Class A)                               4%             31.82          5,950
 258          INTC       Intel Corporation                                            4%             23.01          5,937
 149          MXIM       Maxim Integrated Products, Inc.                              4%             39.93          5,950
 170          MRVL       Marvell Technology Group Ltd. (3)                            4%             34.89          5,931
 264          TXN        Texas Instruments Incorporated                               4%             22.47          5,932
                                                                                  ______                         _________
                               Total Investments                                    100%                         $148,527
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 15.

Page 14


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 18, 2005. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
Energy Portfolio, Series 16                               $149,549         $(1,039)
Equity Income Portfolio, Series 7                          148,554             (91)
Financials Portfolio, Series 17                            148,180             257
Pharmaceutical Portfolio, Series 18                        148,123             487
Precious Metals Portfolio, Series 3                        148,809            (323)
Technology Portfolio, Series 21                            148,012             515

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) Common stocks of companies headquartered outside the United States comprise the percentage of investments of the Trust as indicated:
    Energy Portfolio, Series 16, 32%;
    Equity Income Portfolio, Series 7, 4%;
    Financials Portfolio, Series 17, 13.36%;
    Pharmaceutical Portfolio, Series 18, 40%;
    Precious Metals Portfolio, Series 3, 65%; and
    Technology Portfolio, Series 21, 24%.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 927, consists of six separate portfolios set forth below:

- Energy Portfolio, Series 16

- Equity Income Portfolio, Series 7

- Financials Portfolio, Series 17

- Pharmaceutical Portfolio, Series 18

- Precious Metals Portfolio, Series 3

- Technology Portfolio, Series 21

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Energy Portfolio, Series 16 consists of a portfolio of common stocks of companies engaged in the energy industry.

Energy is the vital force powering business, manufacturing, and the transportation of goods and services to serve the American and world economies. Energy supply and demand plays an increasingly vital role in our national security and the economic output of our nation.

As the global need for energy grows, the challenge of developing clean fuel initiatives to make the most of traditional fossil fuels and investing in cutting edge research to identify new energy sources, like hydrogen fuels and fusion technologies, becomes increasingly important. Recent advances in the use of 3-D seismic imaging and directional drilling have improved efficiency, provided flexibility, and offered increased potential of locating new energy supplies.

The United States currently consumes approximately 30% of the world's supply of oil [Standard & Poor's Industry Surveys]; however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. In Asia, an average annual growth rate of 3% is projected for energy use, accounting for nearly 40% of the total projected increment in world energy consumption by 2025. [Energy Information Administration]

Continued Demand. The Energy Information Administration projects that the total world energy consumption of marketed energy is expected to expand by approximately 54% between 2001 and 2025.

Industry Consolidation. We expect to see even more consolidation in the next several years, which we believe will result in a single energy industry that comprises fewer, larger, more diversified companies competing to sell gas, electricity, and nonregulated energy products and services. We believe this will encourage companies to provide more innovative services to their customers along with lower prices.


Based on the composition of the portfolio on the Initial Date of Deposit, Energy Portfolio, Series 16 is considered a Large-Cap
Value Trust.


Equity Income Portfolio, Series 7 consists of a diversified portfolio of common stocks. The objective of the Trust is to achieve above-average total return through a combination of capital appreciation and dividend income.

Many investors are aware that stocks have historically provided higher average returns over time than bonds or money market securities. Still, there are those who don't feel comfortable investing in the stock market with all of its potential volatility.

However, there are many approaches to equity investing, including more conservative ones that may reduce your exposure to market volatility.

The objective of our approach is to achieve the potential for long-term growth of capital while seeking to reduce the extreme fluctuations that oftentimes cause investors to flee the market at the wrong time. The principal hallmarks of our approach are an emphasis on value and finding established companies with above-average dividend yields. You should be aware that there is no guarantee that the issuers of the securities included in the trust will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time. The Trust offers investors the following:

- Potential for long-term capital appreciation

- Potential for dividend income

- Diversified exposure to stocks

Why Dividends? Dividends have had a significant impact on stock performance. Consider the historical effect dividends have had on companies in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). According to Ibbotson Associates, dividends have provided approximately 43% of the 10.4% average annual total return on the S&P 500 Index from January 1926 through December 2004. The S&P 500 Index is an unmanaged index of 500 stocks used to measure large-cap U.S. stock market performance. The index cannot be purchased directly by investors.

Investing in Value. The advantage of a value approach to selecting stocks is that it seeks to reduce the risk of overpaying for a stock, thus potentially lowering the stocks downside risk and increasing its upside potential.

The Trust may be appropriate for investors seeking both income and the potential for long-term capital growth by taking a value approach to the market.


Based on the composition of the portfolio on the Initial Date of Deposit, Equity Income Portfolio, Series 7 is considered a Large-Cap Value Trust.


Financials Portfolio, Series 17 consists of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financials sector encompasses a wide range of industries including banks, investment banking, brokerage, consumer finance and credit, insurance (life & health, property & casualty, reinsurance) and real estate (REITs, real estate management & development). Many of the firms included within this sector have burgeoned into "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking due in large part to the overturn of the Glass-Steagall Act.

Many significant trends have had positive influences and, we believe, will continue to impact the financials sector, including:

- An Aging Population;

- Technological Innovation;

- Industry Consolidation.

Aging Population. According to the U.S. Census Bureau, approximately three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

Technology. Another driving factor behind the industry is technological innovation. Technology has enabled companies within the financials sector to increase their volume and reduce transaction costs in order to attract consumers.

Consolidation. We believe the trend that has perhaps had the most notable impact is industry consolidation and that improved efficiency, lower operating costs and increased volume are a few of the benefits of consolidation. As banks become more efficient in a less regulated environment, competition may increase. This bodes well for consumers as competition stands to bring lower banking costs and broader product offerings, in addition to greater convenience. Standard & Poor's expects that consolidation activity will continue in the future to create more "financial conglomerates" with acquisitions becoming more "focused and prudent." They believe that these acquisitions will be more incremental and will allow access into new markets.


Based on the composition of the portfolio on the Initial Date of Deposit, Financials Portfolio, Series 17 is considered a Large-Cap Value Trust.


Pharmaceutical Portfolio, Series 18 consist of a portfolio of common stocks of companies engaged in the pharmaceutical industry.

Driven by strong demand for new and innovative therapies, the value of the global pharmaceutical market reached $492 billion in 2003 according to data provided by IMS Health, a Connecticut-based market research firm specializing in pharmaceuticals. The U.S. pharmaceutical market has accounted for approximately 49% of the world market, being the largest and fastest growing.

Demand Driven By Need. In our opinion, the demand for prescription and over-the-counter drugs is driven more by need than price. U.S. Census Bureau data shows that the number of people globally over the age of 65 is projected to surge 89% over the 2002-25 period, from 440 million to 883 million, while the total world population is expected to rise only 26%. In the United States, the over-65 segment is expected to expand by about 79% from 2002 through 2025, versus a 21% increase in all Americans over the same period. We believe that as average life expectancies increase, the number of people at risk for disease will increase, and as a result, the demand for prescription and over-the-counter drugs will increase as well.

Research & Development. Drugmakers spend billions of dollars on researching and developing new products. In fact, according to data from the Pharmaceutical Research and Manufacturers of America ("PhRMA"), the amount of capital invested in R&D has grown from $1.3 billion a year in 1977 to an estimated $33.2 billion in 2003, a 25-fold increase in just 26 years. Currently, the U.S. pharmaceutical industry invests a greater percentage of sales in research than other American industries such as communications, electronics and aerospace. The U.S. pharmaceutical industry also surpasses its international competitors in research and development.

The Food and Drug Administration. In 1997, the Food and Drug
Administration ("FDA") relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. A 2004 study by Ipsos-Insight found that about 20% of consumers were prompted to call or visit their doctors to discuss prescription ads after watching a direct-to-consumer (DTC) advertisement. According to IMS Health, DTC advertising spending rose 29% in 2003, to $3.3 billion.


Based on the composition of the portfolios on the Initial Date of Deposit, the Pharmaceutical Portfolio, Series 18 is considered a
Large-Cap Growth Trust.


 Precious Metals Portfolio, Series 3 consists of a portfolio of common stocks issued by companies in the precious metals industry.

The world of precious metals is a rapidly changing, dynamic market that can be affected by a multitude of domestic and geopolitical forces. Mining technology, supply and demand factors, and inflation all combine to impact how the precious metals market will ultimately move. Furthermore, the various components of the precious metals market can all react differently to the numerous political and economic events that unfold and develop with increasing regularity.

Current Environment. Recently, federal deficit concerns, a weakening dollar, questions regarding sustained global economic growth, and geopolitical issues confronting not only the United States, but several countries abroad, have contributed to an increase in the demand for precious metals assets.

With precious metals prices having experienced significant gains over the last few years, many analysts foresee a correction as imminent. However, analysts view a correction as necessary in order to support higher long-term prices in light of the growing U.S. current account deficit, questions surrounding the strength of the dollar, and possible inflation pressures.

Why Precious Metals? Despite the complexity and diversity of elements that can interact, many investment professionals recommend including precious metals as part of a properly diversified portfolio in an attempt to provide potential capital appreciation, liquidity and as a hedge against conventional assets. For many investors, investing in the common stock of precious metals companies may offer one way to reduce the overall risk of a properly diversified portfolio.

Technology Portfolio, Series 21 consists of a portfolio of common stocks of technology companies involved in the manufacturing, sale or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

From automated teller machines and cell phones to MRIs, innumerable products and services as well as the people that use them each day, rely in some way on technology. Powering this technology in our everyday lives are computer, software, networking, semiconductor and communication companies.

Home Networking. According to the Computer Industry Almanac, it is now estimated that the worldwide Internet population is approximately 934 million people, and that number is forecast to reach 1.35 billion by 2007. With the growth of Internet use, the build-out of a substantial network infrastructure and the creation of digital services have set the stage for a new era of "digital home" services.Homes are currently being wired for technological innovation, with hardware and software that enable household devices to share voice, video and data. According to Jupiter Research, as of July 2004 nearly 38% of United States broadband households had some type of home networking. Overall home networking continues to grow at a rapid pace.

Business Networking. As e-commerce evolves, we believe that the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Broadband Usage Continues.As the Internet continues to expand, Standard and Poor's believes that significant growth will take place by broadband connectivity. IDC has projected that high-speed Internet service providers revenues may nearly double between 2003 and 2007. Consumers currently favor cable modem service over digital subscriber lines (DSL) with cable modem service representing 61% of the market share in the second quarter of 2004. [ClickZ.com]

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas including supply-chain management and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.


Based on the composition of the portfolio on the Initial Date of Deposit, Technology Portfolio, Series 21 is considered a Large-Cap Growth Trust.


From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe the Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in the Trust on the Initial Date of Deposit must fall into either the growth or value category for the Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of the Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. The Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Energy Industry. Because more than 25% of the Energy Portfolio is invested in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies, this Trust is considered to be concentrated in the energy industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Equity Income Portfolio and the Financials Portfolio are each considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Pharmaceutical Industry. The Pharmaceutical Portfolio is considered to be concentrated in the biotechnology and pharmaceutical industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of, or infringements upon, their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Precious Metals Industry. The Precious Metals Portfolio is considered to be concentrated in the precious metals industry. Companies in the precious metals industry are subject to risks associated with the exploration, development and production of precious metals including competition for land, difficulties in obtaining required governmental approval to mine land, inability to raise adequate capital, increases in production costs and political unrest in nations where sources of precious metals are located. In addition, the price of gold and other precious metals is subject to wide fluctuations and may be influenced by limited markets, fabricator demand, expected inflation, return on assets, central bank demand and availability of substitutes.

Technology Industry. The Technology Portfolio is considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Microsoft Corporation or Reynolds American Inc., or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2005 through September 20, 2005. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 2006, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
______________               ____________     ____________
$50 but less than $100         4.70%            3.35%
$100 but less than $250        4.45%            3.25%
$250 but less than $500        3.95%            2.75%
$500 but less than $1,000      2.95%            2.00%
$1,000 or more                 2.05%            1.25%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.0% for purchases of $500,000 but less than $1,000,000 and 1.25% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                       Additional
(in millions):                              Concession:
_________________                           ________________
$1 but less than $5                         0.10%
$5 but less than $10                        0.15%
$10 or more                                 0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from the Trust asset when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from your Trust when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by such Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $48 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2003, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $20,540,034 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, which are part of such registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 35


                             First Trust(R)

                       Energy Portfolio, Series 16
                    Equity Income Portfolio, Series 7
                     Financials Portfolio, Series 17
                   Pharmaceutical Portfolio, Series 18
                   Precious Metals Portfolio, Series 3
                     Technology Portfolio, Series 21
                                 FT 927

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-784-1069

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-121280) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            January 18, 2005


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 927 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 18, 2005. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             2
Litigation
   Microsoft Corporation                                       2
   Tobacco Industry                                            3
Concentrations
   Energy                                                      3
   Financial Services                                          4
   Pharmaceutical                                              7
   Precious Metals Industry                                    8
   Technology Companies                                        8
Portfolios
   Energy Portfolio, Series 16                                 9
   Equity Income Portfolio, Series 7                          10
   Financials Portfolio, Series 17                            12
   Pharmaceutical Portfolio, Series 18                        13
   Precious Metals Portfolio, Series 3                        15
   Technology Portfolio, Series 21                            16

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the

Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in litigation with the U.S. Department of Justice, 20 states and the District of Columbia. A federal appellate court affirmed a district court finding of liability against Microsoft for violation of the Sherman Antitrust Act and various state antitrust laws. One state withdrew from the litigation prior to the issuance of liability findings. Another settled its claims in July 2001. The claims of several other states were litigated through liability and have been conditionally settled as to the issue of remedy. On November 1, 2002, a federal district judge approved a settlement between Microsoft, the U.S. Department of Justice and the remaining nine other states and the District of Columbia. The settlement includes various provisions addressing licensing and pricing, middleware programs, retaliation against original equipment manufacturers, release of information and creation of a compliance committee. Microsoft is subject to the terms of the settlement for five years with the possibility of a one-time extension of up to two years.

Federal and state authorities continue to review the legality of Microsoft's licensing practices and potential abuses of its monopoly power. In addition, the European Union is also investigating allegations of Microsoft antitrust violations which may result in additional litigation. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in Equity Income Portfolio, Series 7 are involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris will actually be forced to post is in dispute. Philip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Concentrations

Energy. An investment in Units of Energy Portfolio, Series 16 should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy industry may entail. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Portfolio.

Financial Services. An investment in Units of Equity Income Portfolio, Series 7 and Financials Portfolio, Series 17 should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Pharmaceutical. An investment in Units of Pharmaceutical Portfolio, Series 18 should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Precious Metals Industry. An investment in Units of Precious Metals Portfolio, Series 3 should be made with an understanding of the risks involved in investing in the precious metals industry. Companies in the precious metals industry are subject to risks associated with the exploration, development and production of precious metals including competition for land, difficulties in obtaining required governmental approval to mine land, inability to raise adequate capital, increases in production costs and political unrest in nations where sources of precious metals are located. In addition, the price of gold and other precious metals is subject to wide fluctuations and may be influenced by limited markets, fabricator demand, expected inflation, return on assets, central bank demand and availability of substitutes.

Technology Companies. Technology Portfolio, Series 21 is considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

       Equity Securities Selected for Energy Portfolio, Series 16

Energy Portfolio, Series 16 contains common stocks of the following companies:


Oil & Gas-Drilling
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Noble Corporation, headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is an integrated oilfield drilling and energy service company with operations worldwide.

Oil & Gas-Exploration & Production
__________________________________

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Canadian Natural Resources Ltd., headquartered in Calgary, Alberta, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.

The Houston Exploration Company, headquartered in Houston, Texas, is an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of natural gas and oil reserves in North America.

Pioneer Natural Resources Company, headquartered in Irving, Texas, is an oil and gas exploration and production company with ownership interests in oil and gas properties located in the United States, Argentina, Canada, Gabon, South Africa and Tunisia.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.

Oil-Field Equipment & Services
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BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.

Cal Dive International, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Maverick Tube Corporation, headquartered in Chesterfield, Missouri, is a producer of tubular steel products used in energy and industrial applications.

National-Oilwell, Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Weatherford International, Ltd., headquartered in Houston, Texas, is a provider of equipment and services used for the drilling, completion and production of oil and natural gas wells.

Oil-Integrated
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BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Petro-Canada, headquartered in Calgary, Alberta, Canada, is a Canadian oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The Company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The Company operates in South America and elsewhere around the world.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Oil-Refining & Marketing
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Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.


    Equity Securities Selected for Equity Income Portfolio, Series 7

Equity Income Portfolio, Series 7 contains common stocks of the following companies:


Consumer-Staples
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Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Sara Lee Corporation, headquartered in Chicago, Illinois, manufactures, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world. The company's products include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Hanes" clothing and hosiery and "Champion" activewear.

Energy
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ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Kinder Morgan, Inc., headquartered in Houston, Texas, sells natural gas at retail; provides interstate storing and transporting of natural gas; and gathers, processes, markets, stores and transports natural gas.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Financial Services
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Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

First Horizon National Corporation, headquartered in Memphis, Tennessee, is a bank holding company that provides diversified financial services through its principal subsidiary, First Tennessee Bank National
Association, as well as its other banking and banking-related subsidiaries.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

National City Corporation, headquartered in Cleveland, Ohio, is a regional bank holding company operating commercial banks with offices in Ohio, Illinois, Indiana, Michigan, Kentucky and Pennsylvania.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Wachovia Corporation, headquartered in Charlotte, North Carolina, through subsidiary banks, conducts a banking business in North Carolina, Florida, Georgia and South Carolina.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Healthcare
__________

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Telecommunication Services
__________________________

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Utilities
_________

Cinergy Corp., headquartered in Cincinnati, Ohio, is a holding company whose subsidiaries are engaged in the production, transmission, distribution and sale of electric energy and the distribution of natural gas in Ohio, Indiana and Kentucky.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

The Southern Company, headquartered in Atlanta, Georgia, through wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi; and owns generating units at a large electric generating station which supplies power to certain utility subsidiaries.

     Equity Securities Selected for Financials Portfolio, Series 17

Financials Portfolio, Series 17 contains common stocks of the following companies:


Banks & Thrifts
_______________

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

First Horizon National Corporation, headquartered in Memphis, Tennessee, is a bank holding company that provides diversified financial services through its principal subsidiary, First Tennessee Bank National
Association, as well as its other banking and banking-related subsidiaries.

Golden West Financial Corporation, headquartered in Oakland, California, is a savings and loan holding company for the World Savings and Loan Association, and the World Savings Banks. The company operates savings branch offices in California, Arizona, Colorado, Florida, Illinois, Kansas, New Jersey and Texas.

IndyMac Bancorp, Inc., headquartered in Pasadena, California, is in the business of design, manufacturing and distribution of cost-efficient financing for the acquisition, development and improvement of single-family homes.

North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.

Popular, Inc., headquartered in San Juan, Puerto Rico, is a complete financial services provider with operations in Puerto Rico, the United States, the Caribbean and Latin America.

TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Wachovia Corporation, headquartered in Charlotte, North Carolina, through subsidiary banks, conducts a banking business in North Carolina, Florida, Georgia and South Carolina.

Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Financial Services
__________________

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.

Insurance
_________

AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

Ambac Financial Group, Inc., headquartered in New York, New York, is a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors worldwide. Through its principal operating subsidiary, Ambac Assurance Corporation, the company insures municipal and structured financial obligations. The company also provides investment agreements, interest rate swaps, and investment advisory and cash management services, primarily to states, municipalities and their authorities.

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

MBIA Inc., headquartered in Armonk, New York, is engaged in providing financial guarantee insurance and investment management and financial services to public finance clients and financial institutions on a global basis.

Manulife Financial Corporation, headquartered in Toronto, Ontario, Canada, is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance and retirement annuities and investment products; as well as group insurance and retirement and savings products and services. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

Old Republic International Corporation, headquartered in Chicago,
Illinois, is a holding company engaged in the underwriting and managing of property and liability, life and disability, title, and mortgage guaranty insurance.

Investment Services
___________________

The Bear Stearns Companies Inc., headquartered in New York, New York, provides investment banking, securities trading and brokerage services to corporations, governments, and institutional and individual investors worldwide. The company also provides securities clearing and financing services for broker/dealers, hedge funds, money managers and other clients worldwide.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, government and high net-worth individuals.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."


   Equity Securities Selected for Pharmaceutical Portfolio, Series 18

Pharmaceutical Portfolio, Series 18 contains common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.

Barr Pharmaceuticals Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Endo Pharmaceuticals Holdings Inc., headquartered in Chadds Ford,
Pennsylvania, is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex, England, conducts research into and develops, makes and markets ethical (prescription) pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Sanofi-Aventis (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Shire Pharmaceuticals Group Plc (ADR), headquartered in Hampshire, England, is a global pharmaceutical company with a strategic focus on meeting the needs of the specialist physician.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.

   Equity Securities Selected for Precious Metals Portfolio, Series 3

Precious Metals Portfolio, Series 3 contains common stocks of the following companies:


Agnico-Eagle Mines Limited, headquartered in Toronto, Ontario, Canada, is a gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada and the western United States.

Anglo American Plc (ADR), headquartered in London, England, with its subsidiaries, joint ventures and associates, is engaged in the mining and natural resource sectors.

AngloGold Ashanti Limited (ADR), headquartered in Johannesburg, South Africa, is a global gold company with operations composed of open-pit and underground mines and surface reclamation plants in eight countries, including Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States.

Barrick Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Its operations are mainly located in Argentina, Australia, Canada, Chile, Peru, Tanzania and the United States.

Bema Gold Corporation, headquartered in Vancouver, British Columbia, Canada, is engaged in the mining and production of gold and silver, and the acquisition, exploration and development of precious metal properties principally in the Russian Federation, South Africa, Chile and Canada.

Coeur d'Alene Mines Corporation, headquartered in Coeur d'Alene, Idaho, is engaged, through its subsidiaries, in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Alaska, Idaho and Nevada), South America (Argentina, Bolivia and Chile) and Africa (Tanzania).

Compania de Minas Buenaventura S.A. (ADR), headquartered in Lima, Peru, is engaged in the mining, processing, development and exploration of gold, silver, and, to a lesser extent, other metals, in Peru.

Eldorado Gold Corporation, headquartered in Vancouver, British Columbia, Canada, is engaged in the mining and processing of gold ore and the exploration for and the acquisition and development of, gold-bearing mineral properties.

Freeport-McMoran Copper & Gold, Inc. (Class B), headquartered in New Orleans, Louisiana, is a copper and gold mining and production company.

Glamis Gold Ltd., headquartered in Reno, Nevada, is engaged in exploration, mine development and the mining and extraction of precious metals, primarily gold.

Golden Star Resources Ltd., headquartered in Littleton, Colorado, owns a controlling interest in four gold properties in Southern Ghana.

Harmony Gold Mining Company Limited (ADR), headquartered in
Johannesburg, South Africa, and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, processing, smelting and refining.

IAMGOLD Corporation, headquartered in Toronto, Ontario, Canada, is engaged primarily in the exploration for and the development and production of mineral resource properties. The company is also engaged in the creation and acquisition of royalty interests on mineral resource properties.

Kinross Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the mining and processing of gold and, as a by-product, silver ore, as well as the exploration and acquisition of gold bearing properties in the Americas and Russia.

Meridian Gold Inc., headquartered in Reno, Nevada, is engaged in the mining and exploration of gold and other precious metals in Nevada, Argentina and Chile.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

Pan American Silver Corporation, headquartered in Vancouver, British Columbia, Canada, is principally engaged in the exploration for, and the acquisition, development and operation of, silver properties primarily in Peru, Mexico, Bolivia and Argentina, with a secondary focus on the United States and the Americas.

Placer Dome Inc., headquartered in Vancouver, British Columbia, Canada, is principally engaged in the exploration for, and the acquisition, development and operation of, gold mineral properties. Its major mining operations are located in Canada; the United States; Australia; Papua New Guinea; South Africa; Tanzania; and Chile.

Randgold Resources Limited (ADR), headquartered in St. Helier, Jersey, Channel Islands, is engaged in the exploration and development of gold deposits in sub-Saharan Africa.

Stillwater Mining Company, headquartered in Columbua, Montana, is engaged in the development, extraction, processing and refining of palladium, platinum and associated metals (PGMs) from the only known significant source of platinum group metals inside the United States.


     Equity Securities Selected for Technology Portfolio, Series 21

Technology Portfolio, Series 21 contains common stocks of the following companies:


Communications Equipment
________________________

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Computers & Peripherals
_______________________

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.

Computer Software & Services
____________________________

Accenture Ltd., headquartered in Hamilton, Bermuda, is a management consulting, technology services and outsourcing organization with offices in 48 countries.

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Affiliated Computer Services, Inc. (Class A), headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Cognos, Inc., headquartered in Ottawa, Ontario, Canada, develops, sells and supports computer software tools, including tools that address the client/server market; and provides education, consulting, and technical support services to support the customers' implementation and ongoing use of its software products.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.

SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Juniper Networks, Inc., headquartered in Sunnyvale, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

Semiconductors & Semiconductor Equipment
________________________________________

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

Marvell Technology Group Ltd., headquartered in Hamilton, Bermuda, is a global semiconductor provider of high-performance analog, mixed signal and digital signal processing integrated circuits.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 927, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 927, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 18, 2005.

                              FT 927

                              By FIRST TRUST PORTFOLIOS, L.P.
                                 Depositor




                              By Jason T. Henry
                                 Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     ) January 18, 2005
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     ) Jason T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-121280 of FT 927 of our report dated January 18, 2005, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
January 18, 2005


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 927 and certain subsequent Series, effective January 18, 2005 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator,  and First Trust Advisors L.P., as  Portfolio
         Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6  Underwriter   Agreement  (incorporated   by   reference   to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7